

LAUGHLY

Investment Deck
for YOU

This presentation contains offering materials prepared solely by Laugh Radio without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Introduction

LAUGH.LY

We’re Here to Heal the World

We Live in Troubled Times


Politics


Global
Warming


War


Injustice

Coping Mechanisms Increase

Drugs

Therapy

Food

Pot!!!

The Answer Is In The Bible

"Laughter Heals All Wounds"

- Proverbs 17:22

Laughter Has Great Benefits

Boosts Immune System

Lowers Depression

Reduces Stress

Relieves Pain

TED Talks Don't Lie



Sophie Scott: Why We Laugh?
Did you know that you're 30 times more likely to laugh if you're with somebody else than if you're alone? Cognitive neuroscientist Sophie Scott shares this and other surprising facts about laughter in this fast-paced, action-packed and, yes, hilarious dash through the science of cracking up.
TED

Steve Mazan: The Power of Laughter
Steve discusses the true power of laughter and how it allows people to let go. He shares stories from his years on the road in comedy clubs as well as a poignant story from his multiple trips to the Mid-East to perform for our troops where a young soldier showed him the real value in laughter.
TED

Dale Williams: When you laugh, something happens
Achieve what you want by allowing your talents to be guided by happiness and laughter. Dale speaks about the power of viewing every situation positively and uses examples from case studies to illustrate this point.
TED

Giulia Rozzi: Healing loneliness with laughter
Giulia Rozzi believes that by sharing stories and laughing at those stories we help others feel less lonely and help ourselves feel less lonely. Comedy is more than the clever punchline, it's the connection the comic has with the audiance. By opening up we reveal our most vulnerable, genuine selves.
TED

Harith Iskander: The Value of Laughter
A Malaysian Comedian who has chosen an entertaining path shares his views on Malaysia and following your talents.
TED

Lowers Depression   **Reduces Stress**   **Relieves Pain**   **Boosts Immune System**

Introducing





LAUGH.LY

Spotify's business model meets SoundCloud's premier monetization service for Stand-up Comedy

Carrier
11:11AM
100%
Roll with the New
CHRIS ROCK
ROLL WITH the NEW
1 Opening/Crickets EXPLICIT 3:25
2 Marion Barry / Million Man... EXPLICIT 2:56
3 This Show Sucks #1 EXPLICIT 0:17
4 Luther Campbell EXPLICIT 1:06
Rock 'n' Roll Nerd
by Tim Minchin

Comedy Your Way.

This slide represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Our Progress

Over 600 Comedians On Our Platform

JIM GAFFIGAN

KEVIN HART

LOUIS CK

AZIZ ANSARI

AMY SCHUMER

CHRIS ROCK

Comedy Record Labels






Team Members From







Experienced Board





Stand-up is a huge industry







$15B

Audio Ad revenue in the US (Music + Spoken Word)

$5B

Estimated market size for comedy in the US*

*$2.5Bn of the $5B market size is calculated from average movie gross for romantic comedy & comedy movies. The other $2.5B represents the management's estimate for comedic TV, tours, clubs, and downloads.

$300m

Market size for live stand-up comedy in US alone

This statement represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

We think stand-up can be as big as music

Kevin Hart in 2015







Top 5 grossing tour along with Taylor Swift and Rolling Stones

$82m

Kevin Hart's revenue from tours in 2015

Stand-up in 2016

LOUIS C.K.
Oracle Arena | July 9th | 7 PM

AMY SCHUMER
#SCHUMERTOUR
10. 20.16 ORACLE ARENA
ON SALE TUESDAY, JUNE 28TH AT 10AM

Louis CK and Amy Schumer sold out arenas in 2016

Stand-up has a huge addressable market



86m

US Facebook users who self identify as stand-up comedy fans



17.6M

People visited comedy clubs last 12 months



There are 6 different comedy stations on SiriusXM

According to our knowledge, comedy stations are most listened to behind Howard Stern*

*Sirius XM comment is from a conversation with Kevin Straley, a former SVP at SiriusXM.
This statement represent management opinions. It does not represent guarantees of future results, levels of activity, performance, or achievements.

We Believe Comedy Gets Lost On Streaming

Stone Age ('80s)

Today





Comedy was widely available on records

Comedy inventory not widely available to stream

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Laugh.ly Aims to Fill The Gap



Large collection of stand-up.



On-demand models.



IP to curate and categorize tracks.



Supported and promoted by named comedians.



Go Wide



… or Go Deep

9

Traction Update

Strong Initial Growth



Installs: Organic & Non-Organic

Organic Installs   Non-Organic Installs

150,000
Organic and paid Installs Since Launch

Strong Initial Growth – Retention

COHORT	D0	D1	D3	D7	D14	D30
August	100%	23.7%	15.2%	11.6%	8.7%	4.7%
September	100%	33.2%	25.7%	22.8%	18.5%	12.0%
October	100%	36.0%	29.5%	27.7%	24.2%	16.3%
November	100%	38.0%	29.9%	29.1%	25.7%	18.8%
December	100%	41.7%	34.3%	30.2%	27.0%	21.6%
All	100%	38.1%	30.6%	28.3%	21.9%	14.8%
Industry		25.0%	16.0%	12.0%	9.0%	6.5%
Ratio Laugh.ly to Industry		1.5	1.9	2.4	2.4	2.3

2x Industry Average

Strong Initial Growth – Engagement



Playtime per Active User

65

49

33

16

0

2-Sept 4-Sept 6-Sept 8-Sept 10-Sept 12-Sept 14-Sept 16-Sept 18-Sept 20-Sept 22-Sept 24-Sept 26-Sept 28-Sept 30-Sept 2-Oct 4-Oct 6-Oct

50+ Minutes Per Session

Sessions per DAU

3.0

2.3

1.5

0.8

0.0

7-Sept 14-Sept 21-Sept 28-Sept 5-Oct 12-Oct 19-Oct 26-Oct 2-Nov 9-Nov 16-Nov 23-Nov 30-Nov 7-Dec 14-Dec 21-Dec 28-Dec

2.2 Sessions Per Day

The Audio Renaissance is Happening



Audio Streaming's Stunning Resurgence
Number on on-demand audio & video streams in the U.S. in 2015 & 2016 (billions)

Daily Retention:
Entertainment Industry Category vs. Laugh.ly


40%
35%
30%
25%
20%
15%
10%
5%
0%
Day 1
Day 3
Day 7
Day 14
Day 30
Industry
Laughly

Laugh.ly data is from 8/11/16-11/21/16.

Past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements

Engagement

48

Average Minutes per Session

1.6M

Minutes consumed in 1st month

Demographics

72%
Male

18-34
Average Age Range

7-9pm
Highest Usage Time

Business Model



AD-SUPPORTED

- **Targeting $10 CPM**
- **Targeting $100 of Revenue per 1,000 hours**



SUBSCRIPTIONS

- **$3.99 Subscription fee**
- **Targeting 10% Conversion**



ENGAGEMENT

- **20 hours of listening per month**

This statement represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Feature Roadmap

Q4
2016
Club
Archives
Q1
2017
Social
Integration
Live Shows
Emerging
Comedians
Q2
2017
Podcasts
Ticketing
Video

Team



Dave Scott



Rashidi Hendrix
Licensing



Mark Seman
Programming



Kelly Anneken
Product



Michael Rome
Finance



Elliott Peters
General Counsel



Nikhil Karnik
Co-founder



EJ Emeagwali
Co-founder



Eric Schmidt
Engineer



Josh Grossberg
Engineer



Christina Chang
UX Designer

Advisors



Delida Costin
Pandora



Gary Greenstein
WSGR



Larry Lieberman
Comedy Central



Ron Buell
RDIO



Michael Palitz
Comix



Chris Mazilli
Gotham

Dani Zoldan
Standup NY



Joe Sanfellipo
Bonkerz

In Conclusion


A DAY WITHOUT
LAUGHTER IS
A DAY WASTED
Charlie Chaplin
celebquote.com

Everyone needs laughter in their life

There is a comedian for everyone

Laugh.ly delivers against that promise